UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2004 and 2003

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Republic Bancorp 401(k)/Profit Sharing Plan and Trust

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of Republic Bancorp 401(k) Profit Sharing Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
July 22, 2005

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS
Federal Government obligation principal money market	$1,288,626	$1,471,065
Republic Bancorp, Inc. Common Stock (Class A & B)	2,579,824	3,000,002
Mutual funds	10,334,350	7,560,094
Participant Self Directed Investment Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	2,732,109	862,680
Other stocks	2,031,056	1,755,628
Mutual funds	1,175,459	418,542
Total Investments	20,141,424	15,068,011

Accrued income receivable	34,154	28,925
Cash	119,026	118,652

NET ASSETS AVAILABLE FOR BENEFITS	$20,294,604	$15,215,588

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$2,274,603	$3,183,956
Interest and dividends	572,102	296,672
	2,846,705	3,480,628

Contributions:
Employer match	523,039	505,931
Employer bonus match	278,467	300,683
Participants	3,032,313	2,420,854
	3,833,819	3,227,468

Total additions	6,680,524	6,708,096

Deductions from net assets attributed to:
Benefits paid to participants	1,543,562	737,092
Return of excess contributions	52,028	23,342
Fees Paid	5,918	6,124
	1,601,508	766,558

Net increase (decrease)	5,079,016	5,941,538

Net assets available for benefits:
Beginning of year	15,215,588	9,274,050

End of year	$20,294,604	$15,215,588

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust is provided for general information.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.  The sponsor of the Plan is Republic Bancorp, Inc. (the “Company”, or “Employer”).

General:  The Plan is a defined contribution plan covering all employees of the Company who have 30 days of service and are age 21 or older.  The employer match begins after 1,000 hours of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants in the Plan may contribute up to the lesser of 25% of their compensation or the maximum legal limit.  If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 50% of the first 5% of the participant’s annual contributions.  In addition, the Employer may award a bonus match for meeting certain corporate financial performance goals.  The bonus match for the years ended December 31, 2004 and 2003 was $278,467 and $300,683, respectively.

Participants Accounts: Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts.  Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 0% vested until one year of service is completed, and vesting increases 20% each year.  Upon completion of five years, participants are 100% vested.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse.  If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options quarterly and may direct employee contributions in 5% increments into certain mutual funds offered by Kentucky Trust Company or shares of the Plan sponsor’s common stock.  Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability.  Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities.  Employer securities must be acquired through market purchases; the employer does not make newly issued shares available to Plan participants.  Directed Investment Accounts are charged on any direct investments a participant makes, other than the investment options provided by the Plan.  Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.  It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Quoted market prices are used to value all investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Reclassifications:  Some items in the prior year financial statements may have been reclassified to conform with the current presentation.

NOTE 3 – INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets in either year are presented below:

	December 31,
Investments at fair value as determined by quoted market prices	2004	2003

Republic Bancorp, Inc. Common Stock (Class A & B)	$2,579,824	$3,000,002
Federated Capital Preservation Fund	1,134,453	1,011,737

Participant Directed Investment Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	2,732,109	862,680

Federal Government obligation principal money market	1,288,626	1,471,065

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net Change in Fair Value

	December 31,
	2004	2003

Mutual Funds	$504,747	$463,866
Republic Bancorp, Inc. Common Stock (Class A and B)	1,449,251	1,875,693
Participant Directed Investment Accounts	320,605	844,397

	$2,274,603	$3,183,956

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others.  Certain Plan investments represent shares of mutual funds managed by Kentucky Trust Company.  Kentucky Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Professional fees of $5,918 and $6,124 were paid for the administration of the Plan by the Employer for the years ended December 31, 2004 and 2003.

The Plan held 217,026 and 217,947 shares of Republic Bancorp, Inc. common stock, at December 31, 2004 and 2003 and recognized dividend income of $7,643 and $47,211 during 2004 and 2003 from its investments in the Employer common stock (Note 3).

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are unpaid amounts requested by individuals who have withdrawn from the Plan. Amounts allocated to these participants were $769,012 and $110,422 at December 31, 2004 and 2003.

NOTE 7 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 002

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Federal Government obligation principal money market	Cash Equivalent	—	1,288,626
			—	1,288,626
	Mutual Funds:
	ABN Montag & Caldwell Growth Fund	Mutual Fund	—	7,185
	American Century Large Company Value	Mutual Fund	—	4,056
	Ameristock Mutual Fund	Mutual Fund	—	8,615
	Ariel Fund	Mutual Fund	—	4,033
	Buffalo Science and Technology Fund	Mutual Fund	—	5,825
	Buffalo Small Cap Fund	Mutual Fund	—	333,503
	CGM Focus Fund	Mutual Fund	—	16,525
	Calamos Growth Cl A	Mutual Fund	—	657,678
	Federated Capital Preservation Fund	Mutual Fund	—	1,134,453
	Clipper Fund Inc.	Mutual Fund	—	735,561
	Dodge and Cox Balanced	Mutual Fund	—	937,378
	Dodge and Cox Income	Mutual Fund	—	2,510
	Dodge and Cox Stock Fund	Mutual Fund	—	14,419
	Fed Stock Trust	Mutual Fund	—	2,507
	Fed Government Ultrashort	Mutual Fund	—	6,692
	Fed Total Return Bond Fund	Mutual Fund	—	415,200
	Fed Mortgage Fund	Mutual Fund	—	412,012
	Fidelity Equity Income Fund	Mutual Fund	—	2,466
	Fidelity High Income Fund	Mutual Fund	—	3,691

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Fidelity Low Priced Stocks	Mutual Fund	—	7,108
	Fidelity Blue Chip Value	Mutual Fund	—	4,975
	Fidelity Dividend Growth Fund	Mutual Fund	—	3,920
	Fidelity Lev Co St	Mutual Fund	—	2,995
	Fidelity Select Technology	Mutual Fund	—	322,113
	Fid Select Transportation Portfolio	Mutual Fund	—	2,024
	First American Small Cap Select Class Y	Mutual Fund	—	6,664
	Franklin Gold Class A	Mutual Fund	—	9,377
	Franklin Mutual Discovery Fund	Mutual Fund	—	187,389
	ING Corporate Leaders Class B	Mutual Fund	—	4,462
	Janus Mid Cap Value Fund	Mutual Fund	—	7,349
	Marsico International Opportunities	Mutual Fund	—	4,488
	Oakmark Fund	Mutual Fund	—	5,899
	Oakmark Global Fund	Mutual Fund	—	7,770
	Oakmark Equity & Income Fund	Mutual Fund	—	981,231
	PIMCO Total Return	Mutual Fund	—	439,306
	Royce Premier Fund	Mutual Fund	—	322,286
	Royce Total Return Fund	Mutual Fund	—	670,227
	T. Rowe Price Growth Stock	Mutual Fund	—	658,857
	T. Rowe Price Mid Cap	Mutual Fund	—	722,574
	Thornburg Value Fund	Mutual Fund	—	744,357
	Tweedy Browne Global Value	Mutual Fund	—	190,181

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Vanguard Equity Income	Mutual Fund	—	6,586
	Vanguard Convertible Securities Fund	Mutual Fund	—	1,975
	Vanguard High Yield Corporate Fund	Mutual Fund	—	7,232
	Vanguard 500 Index Fund	Mutual Fund	—	552,016
	Vanguard Long-Term Investment Grade Fund	Mutual Fund	—	6,000
	Vanguard Wellington Fund	Mutual Fund	—	922,221
	Weitz Value Fund	Mutual Fund	—	3,918
			—	11,509,809

	Republic Bancorp, Inc. Common Stock
*	Class A	Common Stock	—	5,071,921
*	Class B	Common Stock	—	240,012
			—	5,311,933

	Common Stock
	Abercrombie & Fitch	Common Stock	—	235
	Advanced Viral Research Corporation	Common Stock	—	170
	Agere Systems Inc. Class B	Common Stock	—	45
	Alcoa Inc.	Common Stock	—	9,426
	Allegheny Energy	Common Stock	—	7,884
	Altria Group	Common Stock	—	76,070
	Amazon.Com, Inc.	Common Stock	—	5,315
	Ameren Corporation	Common Stock	—	10,028
	American Express Co.	Common Stock	—	33,822
	American Financial	Common Stock	—	16,180
	American International	Common Stock	—	3,284
	Amgen, Inc.	Common Stock	—	4,234
	Anheuser Busch Co.	Common Stock	—	6,696
	Applied Digital
	Solutions, Inc.	Common Stock	—	266

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Applied Materials	Common Stock	—	85,893
	Archstone-Smith Trust	Common Stock	—	38,300
	Associated Banc-Corp	Common Stock	—	3,988
	Avaya, Inc.	Common Stock	—	86
	BB&T Corporation	Common Stock	—	10,008
	Bank of America Corporation	Common Stock	—	59,677
	Bear Stearns COS Inc.	Common Stock	—	10,231
	Berkshire Hathaway Inc.	Common Stock	—	14,680
	Best Buy	Common Stock	—	11,587
	Blockbuster Inc.	Common Stock	—	9,540
	Boeing	Common Stock	—	2,330
	Bombay Co Inc.	Common Stock	—	553
	Boston Chicken Inc.	Common Stock	—	—
	Bristol Myers Squibb Co.	Common Stock	—	24,980
	CMG Information	Common Stock	—	2,550
	Casella Waste Systems	Common Stock	—	1,493
	Cephied Inc.	Common Stock	—	3,976
	Checkers Drive-In Restaurants, Inc.	Common Stock	—	214
	ChevronTexaco Corporation	Common Stock	—	10,502
	CIENA Corporation	Common Stock	—	334
	Cinergy Corporation	Common Stock	—	14,571
	Cisco Systems	Common Stock	—	32,805
	Citigroup, Inc.	Common Stock	—	24,861
	Clear Channel Communications	Common Stock	—	2,813
	Coast Dental Services	Common Stock	—	215
	Coca Cola	Common Stock	—	24,234
	Coeur d’Alene Mines Corporation	Common Stock	—	590
	Coinstar, Inc.	Common Stock	—	5,446
	Conexant Systems, Inc.	Common Stock	—	237

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	CONOCOPHILLIPS	Common Stock	—	8,683
	Crescent Real Estate Equities	Common Stock	—	4,565
	Del Monte Foods Co.	Common Stock	—	6,612
	Dell Computer Corporation	Common Stock	—	1,896
	Delta Airlines	Common Stock	—	157
	Devon Energy Corp.	Common Stock	—	7,784
	Diamonds Trust Series	Common Stock	—	753
	Diebold, Inc.	Common Stock	—	4,458
	Dime Bancorp, Inc.	Common Stock	—	10
	Walt Disney Co.	Common Stock	—	9,535
	Duke Energy Corporation	Common Stock	—	19,403
	EMC Corporation Mass	Common Stock	—	3,227
	EPIX Medical Inc.	Common Stock	—	17,910
	Education Development Corp.	Common Stock	—	4,536
	ENER1 Inc.	Common Stock	—	578
	Ericsson Telephone Co.	Common Stock	—	567
	Exxon Mobil Corporation	Common Stock	—	5,126
	Eyecash Networks Inc.	Common Stock	—	—
	Fairchild Semiconductor International, Inc.	Common Stock	—	7,317
	Fifth Third Bancorp	Common Stock	—	1,466
	First Horizon National	Common Stock	—	6,467
	Ford Motor Co.	Common Stock	—	25,122
	Fossil, Inc.	Common Stock	—	4,308
	Fox Entertainment Group, Inc.	Common Stock	—	3,126
	Franklin Mining Inc.	Common Stock	—	6
	GAP, Inc.	Common Stock	—	2,112
	Gasco Energy Inc.	Common Stock	—	8,520
	General Electric Co.	Common Stock	—	242,871
	General Motors Corporation	Common Stock	—	8,012

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Gillette Company	Common Stock	—	26,107
	Guess Inc.	Common Stock	—	1,255
	Guidant Corporation	Common Stock	—	28,840
	The Healthcare Co	Common Stock	—	7,992
	Heinz H J Co.	Common Stock	—	31,192
	Hewlett Packard	Common Stock	—	4,068
	Home Depot	Common Stock	—	10,044
	Honda Motor Corp.	Common Stock	—	5,212
	Infinium Labs Inc.	Common Stock	—	680
	Intel Corporation	Common Stock	—	43,038
	Interdigital Communications	Common Stock	—	3,536
	InterMune, Inc.	Common Stock	—	1,326
	International Business Machines Corporation	Common Stock	—	1,479
	International Game Technology	Common Stock	—	5,157
	JDS Uniphase Corporation	Common Stock	—	6,492
	JP Morgan Chase & Co.	Common Stock	—	6,476
	Johnson & Johnson	Common Stock	—	44,140
	Kellogg Company	Common Stock	—	5,270
	KOS Pharmaceuticals, Inc.	Common Stock	—	7,528
	Krispy Kreme Doughnuts	Common Stock	—	8,883
	Lexmark International	Common Stock	—	5,525
	Lilly Eli & Co.	Common Stock	—	5,675
	Limited, Inc.	Common Stock	—	2,532
	Lincoln National Corp.	Common Stock	—	4,668
	Lucent Technologies	Common Stock	—	9,475
	McDATA Corporation	Common Stock	—	6
	McDonald’s	Common Stock	—	28,213
	MedcoHealth Solutions	Common Stock	—	1,290
	Merck & Co.	Common Stock	—	44,257
	Methode Electronics Inc. Class A	Common Stock	—	1,285
	Metro Goldwyn May	Common Stock	—	1,782

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Microsoft Corp.	Common Stock	—	67,441
	Millenium Medical Supplies	Common Stock	—	3,642
	Namibian Minerals	Common Stock	—	1
	Nasdaq 100 Shares	Common Stock	—	10,378
	National City Corporation	Common Stock	—	26,285
	New York Community Bancorp	Common Stock	—	10,285
	Newmont Mining Corporation	Common Stock	—	1,110
	Nokia Corporation	Common Stock	—	3,056
	Oil States International	Common Stock	—	3,858
	Oracle Corporation	Common Stock	—	20,278
	Osh Kosh B’Gosh, Inc.	Common Stock	—	642
	PNC Bank Corporation	Common Stock	—	14,820
	PACCAR, Inc.	Common Stock	—	8,048
	Palmone, Inc.	Common Stock	—	1,940
	Palm Source, Inc.	Common Stock	—	242
	Paychex, Inc.	Common Stock	—	6,816
	Pfizer, Inc.	Common Stock	—	40,147
	Piper Jaffray Companies	Common Stock	—	48
	PrimeWest Energy	Common Stock	—	22,180
	Proctor & Gamble	Common Stock	—	59,376
	Progress Energy	Common Stock	—	3,393
	Rait Investment Trust	Common Stock	—	12,027
	RPM, Inc. Ohio	Common Stock	—	4,718
	Raytheon Class A	Common Stock	—	38,830
	Red Hat, Inc.	Common Stock	—	1,001
	Regions Financing	Common Stock	—	16,016
	Reynolds American Inc.	Common Stock	—	11,790
	Royal Dutch Pete NY	Common Stock	—	11,476
	Royce Value Trust	Common Stock	—	818
	S & P Deposit Receipt Trades & Quotes	Common Stock	—	1,088
	S Y Bancorp, Inc.	Common Stock	—	16,870

(a)	(b)	(c)	(d)	(e)
		Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	St. Paul Travelers	Common Stock	—	1,044
	SanDisk Corporation	Common Stock	—	2,497
	Sepracor Inc.	Common Stock	—	11,874
	Service Corporation	Common Stock	—	2,980
	Silverline Technologies	Common Stock	—	41
	Six Flags Inc.	Common Stock	—	10,740
	J.M. Smuckers	Common Stock	—	471
	Sonoran Energy Inc.	Common Stock	—	66
	Sonoran Energy Wrnts	Common Stock	—	1
	Sonoran Energy (Rest)	Common Stock	—	1
	Southern Company	Common Stock	—	6,704
	Steris Corporation	Common Stock	—	7,116
	Sterling Construction Company	Common Stock	—	10,380
	Streetracks Gold Trust	Common Stock	—	6,570
	Sturm, Ruger & Co.	Common Stock	—	903
	Sun Microsystems	Common Stock	—	4,043
	Sysco Corporation	Common Stock	—	7,634
	TXU Corporation	Common Stock	—	12,226
	Time Warner	Common Stock	—	16,124
	Trans World Airlines	Common Stock	—	—
	Trinity Biotech	Common Stock	—	2,960
	Twister Network	Common Stock	—	5
	Tyco International	Common Stock	—	5,361
	UST Inc.	Common Stock	—	4,811
	US Bancorp	Common Stock	—	7,047
	Unilever PLC	Common Stock	—	3,952
	United Parcel Service	Common Stock	—	14,528
	United Technologies	Common Stock	—	10,335
	ValueVision Media, Inc.	Common Stock	—	904
	Vencor, Inc.	Common Stock	—	57
	Ventas, Inc.	Common Stock	—	61,673
	Vodafone Group PLC	Common Stock	—	4,792
	Wachovia Corp.	Common Stock	—	10,520
	Wal Mart Stores, Inc.	Common Stock	—	10,564
	Washington Mutual Savings	Common Stock	—	2,072
	Well Choice, Inc.	Common Stock	—	16,020
	Wells Fargo & Co.	Common Stock	—	6,215
	White Electronic Designs Corporation	Common Stock	—	2,140
	Worldcom, Inc.	Common Stock	—	—
	Worldcom, Inc. MCI Group	Common Stock	—	—
	XO Communications Inc. Class A	Common Stock	—	22
	Xerox Corporation	Common Stock	—	851
	Xybernaut Corp.	Common Stock	—	246
	Accenture, Ltd	Common Stock	—	8,100
	Central European Media	Common Stock	—	7,784
	Tommy Hilfiger Corporation	Common Stock	—	1,128
			—	2,031,056

	Total		—	20,141,424

*           Indicates party-in-interest.

**    Cost information is not required for participant directed accounts.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

FORM 11-K

December 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST,

Date: December 28, 2005	/s/	Kevin Sipes
Kevin Sipes
Executive Vice President &
Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1 Consent of Independent Auditors